Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE

VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN

REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION

THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN HIGHLIGHTED IN

THIS LETTER.

May 30, 2018

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Xeris Pharmaceuticals, Inc.

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ada Sarmento

Re:	Xeris Pharmaceuticals, Inc.

Registration Statement on Form S-1

File No. 333-225191

CIK No. 0001346302

Dear Ms. Sarmento:

This letter is being submitted on behalf of Xeris Pharmaceuticals, Inc. (the “Company”) to supplement the Company’s prior response to comment 10 contained in the letter dated April 17, 2018 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Paul Edick, Chief Executive Officer of the Company, with respect to the Company’s Draft Registration Statement on Form S-1, originally confidentially submitted to the Commission on March 21, 2018.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Use of Estimates

Stock based compensation, page 72

Ms. Ada Sarmento

Securities and Exchange Commission

May 30, 2018

10. We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price. In your response, specifically tell us the amount and related prices or exercise prices associated with equity activity after the latest balance sheet date presented in your submission.

In response to the Staff’s comment, we have enclosed the following:

1.	A bona fide estimate of the range of the offering price for the shares of the Company’s common stock offered by the Registration Statement (before giving effect to a contemplated reverse stock split of the Company’s common stock in connection with the offering) and a discussion of the factors that the Company believes led to the increase in the value of its common stock between the recent valuations of its common stock and the estimated price range for the offering, attached hereto as Exhibit A.

2.	A table summarizing stock options granted between June 30, 2017 and the date hereof, which updated table reflects the issuance of options to purchase shares of common stock granted by the Company, attached hereto as Exhibit B. The Company respectfully advises the Staff that the only equity grants after the latest balance sheet date presented in the Registration Statement of March 31, 2018 occurred on May 15, 2018.

3.	Proposed language that the Company intends to include in a subsequent amendment to the Registration Statement listing the significant factors contributing to any difference between its most recent common stock valuations as of June 30, 2017, December 31, 2017 and March 31, 2018, and the midpoint of the estimated price range for this offering (before giving effect to a contemplated reverse stock split of the Company’s common stock in connection with the offering). The Company expects that such disclosure would be generally consistent with the currently contemplated disclosure attached hereto as Exhibit C.

The Company advises the Staff that the general approach taken by the Company in determining the fair value of its common stock, including as of June 30, 2017, which the Company’s board of directors considered for option grants on October 20, 2017, as of December 31, 2017, which the Company’s board of directors considered for option grants on February 1, 2018, and as of March 31, 2018, which the Company’s board of directors considered for option grants on May 15, 2018, is set forth beginning on page 77 of the prospectus included in the Registration Statement.

Ms. Ada Sarmento

Securities and Exchange Commission

May 30, 2018

June 30, 2017 Valuation

The fair value of the Company’s common stock of $1.31 per share at June 30, 2017 was determined by the Company’s board of directors with the assistance of an independent third-party valuation firm. This valuation was used to support the fair value of the Company’s common stock with respect to options granted on October 20, 2017. This valuation utilized a discounted cash flow (“DCF”) analysis to arrive at the Company’s estimated equity value, based on its estimated enterprise value and cash balance as of the valuation date. The valuation then utilized an option pricing method (“OPM”) to allocate the equity value among the Company’s security classes, determined the value of the Company’s common stock on a pro rata basis and applied a discount for lack of marketability of 35%.

December 31, 2017 Valuation

The fair value of the Company’s common stock of $3.33 per share at December 31, 2017 was determined by the Company’s board of directors with the assistance of an independent third-party valuation firm. This valuation was used to support the fair value of the Company’s common stock with respect to options granted on February 1, 2018. This valuation utilized a DCF analysis to arrive at the Company’s estimated enterprise value. The valuation then utilized the hybrid method to allocate equity value among the Company’s equity classes. The hybrid method applied both the OPM and the probability-weighted expected return method (“PWERM”), which included explicit exit or initial public offering (“IPO”) scenarios that were probability weighted based on their expected likelihoods of occurring. The valuation assigned a 70% and 30% probability to the scenarios contemplated under the OPM (reflecting a remain-private scenario) and PWERM (reflecting an exit scenario) methodologies, respectively. The valuation then applied a discount for lack of marketability of 30% and 15% to the scenarios contemplated under the OPM and PWERM methodologies, respectively.

The Company respectfully advises the Staff that the change in methodology that took into account exit or IPO scenarios was one of the drivers of an increased valuation estimate of the Company’s common stock as of December 31, 2017 compared to June 30, 2017. In addition, as described in further detail on Exhibit A hereto, additional significant drivers included the Company’s undertaking of efforts to engage a syndicate of underwriters for its IPO and a closing of its Series C preferred stock financing that raised substantial additional capital for the Company.

March 31, 2018 Valuation

The fair value of the Company’s common stock of $7.02 per share at March 31, 2018 was determined by the Company’s board of directors with the assistance of an independent third-party valuation firm. This valuation was used to support the fair value of the Company’s common stock with respect to options granted on May 15, 2018. This valuation utilized a DCF analysis to arrive at the Company’s estimated enterprise value. The valuation then utilized the hybrid method to allocate equity value among the Company’s equity classes. The hybrid method

Ms. Ada Sarmento

Securities and Exchange Commission

May 30, 2018

applied both the OPM and the PWERM, which included explicit exit or IPO scenarios that were probability weighted based on their expected likelihoods of occurring. The valuation assigned a 70% and 30% probability to the scenarios contemplated under the OPM (reflecting a remain-private scenario) and PWERM (reflecting an exit scenario) methodologies, respectively. The valuation then applied a discount for lack of marketability of 20% and 8% to the scenarios contemplated under the OPM and PWERM methodologies, respectively.

As described in further detail on Exhibit A hereto, significant drivers of the increased valuation of the Company’s common stock as of March 31, 2018 compared to December 31, 2017 included the continued progress by the Company in conducting its IPO and the raising of substantial additional capital through an additional closing of the Company’s Series C preferred stock financing. In addition, the Company continued to progress its now-completed Phase 3 clinical trial of its lead product candidate Glucagon Rescue Pen that it intends to include in its submission to seek marketing approval of this product candidate.

The Company also considered macroeconomic and overall market conditions, including the Company’s subjective assessment of market conditions for IPOs of companies similarly situated to the Company and the Company’s subjective assessment as to the likelihood of successfully executing an IPO in the coming months, among other factors.

The Company respectfully requests that the Staff return to us this letter and the information provided pursuant to Exhibits A, B and C pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 (1992) for this letter and the information provided pursuant to Exhibits A, B and C of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations.

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 570-1928.

Sincerely,

/s/ Joseph C. Theis, Jr.

Goodwin Procter LLP

cc:	Erin Jaskot, United States Securities and Exchange Commission

Mark Brunhofer, United States Securities and Exchange Commission

Mary Mast, United States Securities and Exchange Commission

Paul Edick, Chief Executive Officer, Xeris Pharmaceuticals, Inc.

Mitchell Bloom, Goodwin Procter LLP

Ms. Ada Sarmento

Securities and Exchange Commission

May 30, 2018

Exhibit A

The Company supplementally advises the Staff that after taking into consideration guidance and market data from its underwriters in the initial public offering, the Company expects the proposed price range for the common stock to be between $[***] to $[***] per share. Please note that while the Company expects to effect a reverse stock split prior to the initial public offering, the price range above does not reflect the impact of the anticipated reverse stock split. This estimated bona fide price range is based on a number of factors, including the prevailing market conditions and estimates of the Company’s business potential, the general condition of the securities market, the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies and preliminary discussions with the underwriters for this offering regarding potential valuations of the Company. The actual bona fide price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within this estimated bona fide price range. In addition, the actual price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

With respect to the price range set forth above, the Company notes that, as is typical in initial public offerings, the estimated price range for its offering was not derived using a formal determination of fair value but was determined based upon discussions between the Company and the underwriters. Among the factors considered in setting the estimated range were prevailing market conditions, estimates of the Company’s business potential, progress in its clinical trials and developments in its business, the general condition of the securities market and the market prices of, and demand for, publicly-traded common stock of generally comparable companies.

In addition, the Company believes the difference in value reflected between the estimated range (including as reflected in the midpoint of the anticipated offering price range) and the determination of the fair value of its common stock on June 30, 2017, December 31, 2017 and March 31, 2018 is primarily the result of the following factors:

•	In the fourth quarter of 2017 and the first quarter of 2018, the Company undertook preparations to conduct its IPO, engaging a syndicate of underwriters and holding an organizational meeting in February 2018.

•	In December 2017 and February 2018, the Company completed additional closings of Series C preferred stock financing, with a per-share purchase price of $6.2705 per share and raising an aggregate of approximately $9.9 million.

•	In March 2018, the Company confidentially submitted and, subsequently, on May 24, 2018, the Company publicly filed the registration statement for its initial public offering.

Ms. Ada Sarmento

Securities and Exchange Commission

May 30, 2018

•	In April 2018, the Company conducted “testing the waters” meetings with prospective investors and received favorable feedback, as a result of which the Company elected to continue with this offering.

•	In April 2018, the Company completed its third Phase 3 clinical trial of its lead product candidate Glucagon Rescue Pen, the results of which the Company intends to include in its regulatory submission to the U.S. Food and Drug Administration (“FDA”) in connection with seeking marketing approval for the Glucagon Rescue Pen.

•	Since June 2017, at least 25 biotechnology and pharmaceutical companies successfully completed initial public offerings, suggesting a potentially favorable market for companies similar to the Company in pursuing and completing initial public offerings.

•	The valuations used to support the fair value of the grants on October 20, 2017, February 1, 2018 and May 15, 2018 included remaining private scenarios. Specifically, the valuations supporting the February 1, 2018 and May 15, 2018 grants estimated the probability of exit scenarios at 30%. The consideration of different liquidity event scenarios, including the weighting of the likelihood of an IPO, accounts for some but not all of the difference between the estimated price range for the common stock in the IPO and the fair value of the Company’s common stock at the recent grant dates.

•	The valuation used to support the fair value of the grants on October 20, 2017, February 1, 2018 and May 15, 2018 reflects the uncertainty surrounding an initial public offering in terms of the likelihood of success, timing and price. The estimated price range for this offering necessarily assumes that this offering has occurred and that a public market for the Company’s common stock has been created, and therefore excludes any discount for lack of marketability of our common stock. The fair value of the Company’s common stock as of June 30, 2017, December 31, 2017 and March 31, 2018 reflected discounts for lack of marketability of 35%, 15%-30% and 8%-20%, respectively.

•	The Company’s currently outstanding convertible preferred stock has substantial economic rights and preferences superior to the Company’s common stock. The estimated offering price assumes the conversion of all of the Company’s outstanding convertible preferred stock to common stock upon the completion of this offering and the corresponding elimination of such superior economic rights and preferences.

•	The proceeds of a successful initial public offering would substantially strengthen the Company’s balance sheet by increasing its cash and cash equivalents. Additionally, the completion of this offering would provide the Company with access to the public company debt and equity markets and a lower cost of capital following the public offering and is expected to increase the attractiveness of the Company’s equity as a currency to raise capital, compensate employees and fund strategic transactions. These projected improvements in the Company’s financial position influenced the estimated price range described above.

•	The price that investors are willing to pay in this offering, for which the price range is intended to serve as an estimate, may take into account other factors that have not been expressly considered in prior valuations of the Company’s common stock, but are significant to investors in their own subjective and qualitative assessment of the Company, and thus may not be objectively determinable or quantifiable under the above-described valuation models.

Ms. Ada Sarmento

Securities and Exchange Commission

May 30, 2018

•	In the public markets, the Company believes there are investors who may apply more qualitative valuation criteria to certain of the Company’s assets than the above-described valuation methods applied in the historical valuations of the Company’s common stock.

Ms. Ada Sarmento

Securities and Exchange Commission

May 30, 2018

Exhibit B

The following table sets forth by grant date the number of shares subject to options granted between June 30, 2017 and the date hereof, the per share exercise price of the options, the fair value of common stock per share on each grant date, and the per share estimated fair value of the options:

Grant Date	Number of shares subject to options granted	Exercise Price per Share of Common Stock	Estimated Fair Value per Share of Common Stock
October 20, 2017	308,889	$1.31	$1.31
February 1, 2018	608,344	$3.33	$3.33
May 15, 2018	763,920	$7.02	$7.02

Ms. Ada Sarmento

Securities and Exchange Commission

May 30, 2018

Exhibit C

We and our underwriters determined the estimated price range set forth on the cover of this preliminary prospectus, which is $[***] to $[***] per share. In comparison, our estimate of the fair value of our common stock was $1.31 per share at October 20, 2017, which was determined by our board of directors with the assistance of a third-party valuation of our common stock as of June 30, 2017, $3.33 per share at February 1, 2018, which was determined by our board of directors with the assistance of a third-party valuation of our common stock as of December 31, 2017, and $7.02 per share at May 15, 2018, which was determined by our board of directors with the assistance of a third-party valuation of our common stock as of March 31, 2018. The June 30, 2017 valuation utilized the option pricing method, or OPM, and the December 31, 2017 and March 31, 2018 valuations utilized the hybrid method. The June 30, 2017 valuation utilized an option pricing method to allocate the equity value among the Company’s security classes and determined the value of the Company’s common stock on a pro rata basis and applied a discount for lack of marketability of 35%. The December 31, 2017 valuation assigned a 70% and 30% probability to the scenarios contemplated under the OPM (reflecting a remain-private scenario) and PWERM (reflecting an exit scenario) methodologies, respectively. The valuation then applied a discount for lack of marketability of 30% and 15% to the scenarios contemplated under the OPM and PWERM methodologies, respectively. The March 31, 2018 valuation assigned a 70% and 30% probability to the scenarios contemplated under the OPM (reflecting a remain-private scenario) and PWERM (reflecting an exit scenario) methodologies, respectively. The valuation then applied a discount for lack of marketability of 20% and 8% to the scenarios contemplated under the OPM and PWERM methodologies, respectively. In addition to quantitative analysis from third-party valuations of our common stock, we also considered macro-economic and market conditions, including our subjective assessment of market conditions for initial public offerings of companies similarly situated to ours and our subjective assessment as to the likelihood of successfully executing an initial public offering in the coming months, among other factors.

We note that, as is typical in initial public offerings, the estimated price range for this offering was not derived using a formal determination of fair value but was determined based upon discussions between us and the underwriters. Among the factors considered in setting the estimated range were prevailing market conditions, estimates of our business potential, progress in our clinical trials and developments in our business, the general condition of the securities market and the market prices of, and demand for, publicly-traded common stock of generally comparable companies.